November 14, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

ATTN:	Ms. Deborah O’Neal-Johnson
Document Control – EDGAR

RE:	Ameriprise Certificate Company (ACC)
Initial Registration Statement
Ameriprise Step-Up Rate Certificate

Dear Ms. O’Neal-Johnson:

Transmitted for filing electronically is the Initial Registration Statement for Ameriprise Step-Up Rate Certificate This Amendment is filed under the Securities Act of 1933 for ACC.

Please direct your questions or comments on this filing to MaryEllen McLaughlin at 617-385-9540 or me at 612-671-7981.

Thank you.

/s/ Tara Tilbury
Tara Tilbury
Vice President, General Counsel and Secretary
Ameriprise Certificate Company